Grupo Casa Saba Renegotiates Bridge Loan

Mexico City, Mexico, August 11, 2011. - Grupo Casa Saba, S.A.B. de C.V. (BMV: SAB* and NYSE: SAB) announces that it has successfully refinanced the bridge loan that was executed on August 30, 2010 for the amount of MX$7,723,857,695.00 in order to acquire Farmacias Ahumada, S.A. (FASA) in Chile, as well as the collateral package executed to guarantee its obligations under the loan.  The term of the loan was extended for 7 year credit turning it into a long term loan, which is now divided into two tranches. The shorter average life tranche has an average margin of TIIE (Mexican Interbank Balance Interest Rate Tasa de Interés Interbancaria de Equilibrio) + 2.25% while the longer average life tranche’s margin is TIIE + 2.76%. The long-term credit is subject to terms and conditions that are considered customary  for this type of instruments.

As a result of this operation, Grupo Casa Saba has improved its debt profile in accordance with the expectations that were established in October 2010, when the acquisition of FASA was completed.

About Grupo Casa Saba

Grupo Casa Saba, S.A.B. de C.V. (“Saba”, “GCS”, “the Company” or “the Group”) is one of the leading Mexican distributors of pharmaceutical products, beauty aids, personal care and consumer goods, general merchandise and publications. It also operates one of the most important pharmacy chains in Latin America. In 2010, the company had net sales of $34,244 million pesos.  The Group is listed on both the Bolsa Mexicana de Valores (Mexican Stock Exchange) and the New York Stock Exchange (NYSE).

Contacts:
GRUPO CASA SABA                                   IR Communications:
Sandra Yatsko, IR                                          Jesús Martínez Rojas
+52 (55) 5284-6672                                      +52 (55) 5644-1247
syatsko@casasaba.com                               jesus@irandpr.com